FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
[ ] Form 3 Holdings Reported	BENEFICIAL OWNERSHIP
[ X ] Form 4 Transactions Reported
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Kojaian C. Michael (Last) (First) (Middle)	4. Statement for Month/Year 6/2002
39400 Woodward Avenue, Suite 250 (Street)	5. If Amendment, Date of Original (Month/Year)
Bloomfield Hills MI 48304 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Grubb & Ellis Company (GBE)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title Other (specify below) below) _______________________
3. IRS or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 5 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				(A)	(D)	Date Exercisable	Expiration Date
12% Convertible Promissory Note Due 2006 (1)	(1)	5/13/02	P	$11,237,500		Immediately	1/1/06

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Year (Instr. 4)	10. Ownership of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Series A Preferred Stock	(1)	$11,237,500	$11,237,500	I	By Kojaian Ventures L.L.C. (1)

Explanation of Responses:
(1) See attached footnote

**Intentional misstatements or omissions of facts constitute	s/ C. Michael Kojaian	8/14/02
Federal Criminal Violations.	*Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	C. Michael Kojaian

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          If space provided is insufficient, see Instruction 6 for procedure.

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1.	Name and Address of Reporting Person: C. Michael Kojaian 39400 Woodward Avenue, Suite 250 Bloomfield Hills, MI 48304	2.	Date of Event Requiring Statement (Month/Day/Year): 5/13/02	4.	Issuer Name and Ticker or Trading Symbol: Grubb & Ellis Company (GBE)

Footnote No. 1

Effective May 13, 2002, in connection with financing provided to the Issuer, Kojaian Ventures, L.L.C. ("KV"), an affiliate of C. Michael Kojaian, received a promissory note in the face amount of $11,237,500, due January 1, 2006. The principal amount of the Note, plus accrued interest thereon and certain costs is convertible to Series A Preferred Stock of Grubb & Ellis Company, at any time at the option of KV. The number of shares of Series A Preferred Stock is determined by a formula based on the future "Stated Value", as set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock.